Exhibit 99.76

Coastal Contacts Appoints Gordon Howie, CA, as Chief Financial Officer

/NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

VANCOUVER, British Columbia, July 19, 2011 (GLOBE NEWSWIRE) — Coastal Contacts Inc. (TSX:COA) (Stockholm:COA) the world’s largest online retailer of eyeglasses and contact lenses announced today that Gordon Howie, CA, has been appointed as Chief Financial Officer.

Mr. Howie brings more than twenty five years of senior finance experience to Coastal, including roles as Vice President, Finance, Sales and Administration, Rogers Communications, Director of Finance, Nintendo of Canada and Chief Financial Officer, Eyemasters/LensCrafters Canada Limited.

In his most recent role at Rogers Communications Mr. Howie was responsible for an annual operational budget of $800 million. He provided strategic guidance to the retail business unit through a rapid expansion where sales grew from $100 million to over $450 million annually. Elements of that expansion included acquisition of competitors, regional store consolidation and back end system readiness to support the growth, including inventory, supply chain, point of sale and financial reporting systems.

“We are pleased to have Gordon join the Coastal team as we continue to build the world class infrastructure and systems designed to support our goal of becoming the World’s Optical Store,” stated Roger Hardy, Coastal’s Founder and CEO. “His experience with Rogers Communications during a period of rapid growth will be beneficial as Coastal continues to invest in our rapidly growing eyeglasses category. Gordon also brings seven years of experience as the CFO of Eye Masters, a leading Canadian retail optical chain which was subsequently acquired by LensCrafters Canada Limited, a wholly owned subsidiary of Luxottica.

We would like to thank Glen Kayll, our former CFO, for his contributions during the past four years and wish him success in his future endeavors. Glen will act for Coastal in a consulting capacity to ensure a smooth transition.”

About Coastal Contacts Inc.

Coastal Contacts Inc. has quickly become the world’s leading online retailer of vision care products, attributable to a combination of fast delivery, a customer-centric approach and great selection at the lowest possible prices. Founded in 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal Contacts services customers in more than 150 countries through the Coastal Contacts family of websites including: CoastalContacts.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 28, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.

CONTACT:	Terry Vanderkruyk
Vice President, Corporate Development
Coastal Contacts Inc.
604.676.4498
terryv@coastalcontacts.com

or

Budd Zuckerman
Genesis Select Corp
303.415.0200
bzuckerman@genesisselect.com